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                              December 18, 2023

       Terry Earley
       Chief Financial Officer
       Veritex Holdings, Inc.
       8214 Westchester Drive, Suite 800
       Dallas, TX 75225

                                                        Re: Veritex Holdings,
Inc.
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2023
                                                            File No. 001-36682

       Dear Terry Earley:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended September 30, 2023

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       General, page 46

   1. We note that recent quarterly earnings calls and investor presentations address operational efforts regarding, and
trends in, commercial real estate, interest rate sensitivity, deposit
                                                        costs (   rate hike
beta trends   ) and actions designed to    reposition    the balance sheet.
                                                        However, we note the
Recent Industry Developments    and other sections of
                                                        Management   s
Discussion and Analysis do not identify or provide explanations regarding these topics. Please
revise future filings to identify and explain such operational efforts and trends where
material, and further clarify material changes in your deposit base and funding costs that are
likely to result in your liquidity or funding costs increasing or decreasing in any
material way.
       Loan Portfolio, page 58

   2. We note the tabular disclosure detailing the composition of your gross loan portfolio, which includes both
owner-occupied commercial real estate (   OOCRE   ) and non-owner
 Terry Earley
Veritex Holdings, Inc.
December 18, 2023
Page 2
         occupied commercial real estate (   NOOCRE   ) as well as Construction
and Land. Given
         the significance of these loan categories to your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE and
         Construction and Land loan portfolios by borrower type (e.g., by office, hotel, multifamily, etc. for CRE loans), geographic concentrations and other characteristics as applicable (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of these loan portfolios. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 with any questions.



FirstName LastNameTerry Earley                                 Sincerely,
Comapany NameVeritex Holdings, Inc.
                                                               Division of
Corporation Finance
December 18, 2023 Page 2                                       Office of
Finance
FirstName LastName